July 16, 2025

Trisha Gosser
Chief Financial Officer
Gannett Co., Inc.
175 Sully's Trail, Suite 203
Pittsford, NY 14534

        Re: Gannett Co., Inc.
            Form 10-K for the Year Ended December 31, 2024
            Form 10-Q for the Quarter Ended March 31, 2025
            Response Letter Dated June 27, 2025
            File No. 001-36097
Dear Trisha Gosser:

       We have reviewed your June 27, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 12,
2025 letter.

Form 10-K for the Year Ended December 31, 2024
Note 14. Segment Reporting, page 119

1. We note from your response to our prior comment 2, that Adjusted EBITDA is the single measure of segment profit or loss used by your CODM to assess performance and allocate resources across your reportable segments. We also note that you will remove your presentation of net income by segment beginning with your next Form
       10-Q. Please tell us whether you also intend to revise your presentation of segment information included in the Use of Non-GAAP Information section of your quarterly earnings press releases.
 July 16, 2025
Page 2

2. We note from your response to our prior comment 5, that the corporate and other column includes corporate-level administrative expenses and results related to the runoff of a legacy business. We also note from your proposed disclosure that you will present a corporate line item beneath the subtotal for Segment Adjusted EBITDA, as part of your reconciliation of the total of the reportable segments measures of profit or loss to your consolidated income before taxes. However, it is not clear from your response, how you will revise your disclosure of the significant segment expenses and other segment items. Please provide us with your proposed disclosure. Refer to ASC
       280-10-50-26A and 50-26B.

3. We note from your response to our prior comment 6 that the amount classified within
          Other    in the    Corporate and other    column mostly includes
expenses that are
       allocated to the reportable segments as part of your internal reporting process and related to categories such as payroll, benefits, outside services. You disclose in footnote (a) to "Other" that other expenses include corporate allocations of shared costs and equity loss (income) in unconsolidated investees, which are not separately provided to your CODM. It appears there are amounts reflected in "Other" for your reportable segments that exceed the $224 million of allocated expenses and amounts reflected in your consolidated financial statements related to unconsolidated investees. Please explain to us the nature of the additional amounts in "Other" and tell us how you intend to revise your disclosure in footnote (a) or elsewhere to describe the composition of other segment items as required by ASC 280-10-50-26B. Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at
202-551-3629 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing